UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month March 2021

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item	Sequential Page Number

1. Other Relevant Information, dated March 1, 2021	3

Grifols, S.A.

Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA

Tel. [34] 935 710 500
Fax [34] 935 710 267

www.grifols.com

Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols") hereby informs about the following

OTHER RELEVANT INFORMATION

Grifols informs that it has closed the transaction to acquire 25 U.S. based plasma donation centers from BPL Plasma, Inc, a subsidiary of Bio Products Laboratory Holdings Limited, for a total purchase price of USD 370 million. The 25 centers acquired are authorized by the U.S. Food and Drug Administration (FDA) and the UK’s Medicines and Healthcare Products Regulatory Agency (MHRA) and during last year collected approximately one million liters of plasma. Grifols will have immediate access to the plasma obtained from these centers.

The transaction has received the applicable regulatory clearances, and will be financed from Grifols’ own resources.

In 2021, Grifols is ready for a rebound in its plasma-collection levels in the wake of wider vaccination deployments and the ease of COVID-19 constraints. Grifols is also advancing on the execution of its expansion plan, comprising organic and inorganic growth. As part of its organic efforts, the company plans to open between 15 and 20 new plasma centers in 2021.

This acquisition is aligned with Grifols’ global expansion and plasma-supply diversification strategy, with 344 plasma centers worldwide: 289 in the U.S. following this transaction and 55 in Europe across Germany, Austria and, recently Hungary. Likewise, Grifols remains committed to increasing its supply of plasma and plasma-derived therapies to ensure patients continue to receive the treatments and healthcare they need.

In Barcelona, on 1 March 2021

Nuria Martín Barnés
Secretary to the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  March 1, 2021

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